OPPENHEIMER & CO. INC.

85 Broad Street

New York, New York 10004

September 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UpHealth, Inc.
Registration Statement on Form S-1
File No. 333-259143

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the several underwriters (the “Representative”), hereby joins in the request of UpHealth, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, September 30, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

OPPENHEIMER & CO. INC.

As representative of the

several Underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name:	Peter Bennett
Title:	Managing Director